UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

SSR MINING INC.

(Name of Subject Company (Issuer))

SSR MINING INC.

(Name of Filing Person (Issuer))

2.875% Convertible Senior Notes due 2033

(Title of Class of Securities)

82823L AC0

(CUSIP Number of Class of Securities)

Gregory J. Martin

Senior Vice President and Chief Financial Officer

Suite 800 – 1055 Dunsmuir Street

Vancouver, British Columbia V7X 1G4

(604) 689-3846

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$115,000,000	$14,927

*

Estimated solely for purposes of calculating the filing fee. The repurchase price of the 2.875% Convertible Senior Notes due 2033 (the “Notes”), as described herein, is calculated as $115,000,000, representing 100% of the principal amount of Notes outstanding as of December 30, 2019.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction value by 0.00012980.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $14,927	Filing Party: SSR Mining Inc.
Form or Registration No.: Schedule TO-I (File No. 005-51837)	Date Filed: December 30, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by SSR Mining Inc. (formerly Silver Standard Resources Inc.), a British Columbia company (the “Company”), with the Securities and Exchange Commission on December 30, 2019 relating to the Company’s 2.875% Convertible Senior Notes due 2033 (the “Notes”) and the right of each holder of the Notes to require the Company to repurchase 100% of the principal amount of the Notes, plus accrued and unpaid interest thereon to, but excluding, February 1, 2020, pursuant to the terms and conditions of the Option Purchase Notice to Holders of 2.875% Convertible Senior Notes due 2033, dated December 30, 2019 (the “Notice”).

The information contained in the Notice, including all annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

All capitalized terms used but not specifically defined in this Amendment shall have the meanings given to such terms in the Notice.

Item 4	Terms of the Transaction

Item 4 of the Schedule TO is hereby amended and supplemented as follows:

“The Put Option expired at 5:00 p.m., New York City time, on Friday, January, 31, 2020. As of the expiration of the Put Option, $49,000 aggregate principal amount of the Notes, representing approximately 0.043% of the outstanding Notes were validly surrendered for purchase (and not validly withdrawn). The Company has accepted for purchase all of the Notes that were validly surrendered for purchase (and not validly withdrawn).

After the commencement of the Put Option and prior to the expiration thereof, $4,000 aggregate principal amount of the Notes were converted into the Company’s Common Shares in accordance with the terms of the Notes and the Indenture.

Accordingly, following the settlement of the Put Option, $114,947,000 aggregate principal amount of the Notes remain outstanding.

A copy of the press release announcing the final results of the Company’s offer to repurchase the Notes is filed as Exhibit (a)(5)(B) and incorporated herein by reference.”

Item 12	Exhibits

Item 12 is amended and supplemented to include the following exhibit:

Exhibit No.	Description

(a)(5)(B)*	Press release announcing expiration and final results of the repurchase at option of holders of the Company’s 2.875% Convertible Senior Notes Due 2033 dated January 31, 2020.

*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2020

SSR Mining Inc.

	By:	/s/ Gregory J. Martin
	Name:	Gregory J. Martin
	Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(5)(B)*	Press release announcing expiration of the repurchase at option of holders of the Company’s 2.875% Convertible Senior Notes Due 2033 dated January 31, 2020

*	Filed herewith